Federated Funds

Fidelity Bond Filing

Joint Insureds Agreement

Contents of Submission:

1) Copy of the Great American Insurance Company Investment Company Bond received on December 12, 2018 as required by Rule 17g-1 (g) (1) (ii) (a);

2) Copy of the AIG National Union Fire Insurance Company of Pittsburgh, PA Follow Form Bond and co-surety arrangement with ACE/Chubb received on December 13, 2018 as required by Rule 17g-1 (g) (1) (ii) (a);

3) Copy of the resolutions of a majority of the Federated Funds' Independent Trustees and Executive Committee of the Federated Funds approving the amount, type, form and coverage of the above-referenced bonds, and the portion of the premium to be paid by such company as required by Rule 17g-1 (g) (1) (ii) (b);

4) Copy of a statement showing the amount of the single insured bond which each investment company would have provided and maintained had it not been named as an insured under a joint insured bond as required by Rule 17g-1 (g) (1) (ii) (c);

5) As required by Rule 17g-1 (g) (1) (ii) (d), the period for which premiums have been paid as related to the above-referenced bonds is October 1, 2018 to October 1, 2019; and

6) Copy of the agreement and amendments thereto between the investment company and all of the other named insureds as required by Rule 17g-1 (g) (1) (ii) (e).*

*Incorporated by reference to the Federated Funds Fidelity Bond filing submitted on October 29, 2018.

301 E. Fourth St., Cincinnati, OH 45202



Fidelity / Crime Division

800-545-4269

GAIG.com

0790-C (10/17)

# STATUTORY HOME OFFICE

The statutory home office of

## GREAT AMERICAN INSURANCE COMPANY

is:  Great American Insurance Company
301 E 4th Street
Cincinnati, Ohio 45202-4201

(513) 369-5000

## IMPORTANT  NOTICE
## FIDELITY  CRIME  DIVISION  CLAIMS

**Should  this  account  have  a  potential  claim  situation,  please  contact:**

**Fidelity  &  Crime  Claims  Department**
**Great  American  Insurance  Group**
**Five  Waterside  Crossing**
**Windsor,  CT  06095**

**(860)  298-7330**
**(860)  688-8188  fax**

**CrimeClaims@gaig.com**

# INVESTMENT COMPANY BOND

### GREAT AMERICAN INSURANCE COMPANY
(A Stock Insurance Company, Herein Called the Underwriter)

DECLARATIONS                                   Bond No. FS 2062589 08 00

**Item 1.** Name of Insured (herein called Insured): Federated Investors, Inc.

Principal Address:        Federated Investors Tower
1001 Liberty Avenue
Pittsburgh, PA 15222

**Item 2.** Bond Period: from 12:01 a.m. on 10/01/2018 to 10/01/2019 12:01 a.m. the effective date of the termination or cancellation of this Bond, standard time at the Principal Address as to each of said dates.

**Item 3.** Limit of Liability - Subject to Sections **9**, **10** and **12** hereof,

Amount applicable to

| | Limit of Liability | Deductible |
|---|---|---|
| Insuring Agreement **(A)-Fidelity** | $ 25,000,000 | $ 0 |
| Insuring Agreement **(B)-On Premises** | $ 25,000,000 | $ 250,000 |
| Insuring Agreement **(C)-In Transit** | $ 25,000,000 | $ 250,000 |
| Insuring Agreement **(D)-Forgery or Alteration** | $ 25,000,000 | $ 250,000 |
| Insuring Agreement **(E)-Securities** | $ 25,000,000 | $ 250,000 |
| Insuring Agreement **(F)-Counterfeit Currency** | $ 25,000,000 | $ 250,000 |
| Insuring Agreement **(G)-Stop Payment** | $ 250,000 | $ 5,000 |
| Insuring Agreement **(H)-Uncollectible Items of Deposit** | $ 1,000,000 | $ 250,000 |
| Insuring Agreement **(I)-Audit Expense** | $ 250,000 | $ 0 |
| Insuring Agreement **(J)-Telefacsimile Transmissions** | $ 25,000,000 | $ 250,000 |
| Insuring Agreement **(K)-Unauthorized Signatures** | $ 25,000,000 | $ 250,000 |

Optional Insuring Agreements and Coverages

| | Limit of Liability | Deductible |
|---|---|---|
| Insuring Agreement **(L)-Computer Systems** | $ 25,000,000 | $ 250,000 |
| Insuring Agreement **(M)-Automated Phone Systems** | $ Not Covered | $ N/A |
| Insuring Agreement **(N)-Fraudulent Transfer Instructions** | $ 25,000,000 | $ 250,000 |

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this Bond shall be deemed to be deleted therefrom.

**Item 4.** Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this Bond are covered according to the terms of General Agreement **A**. All the Insured's offices or premises in existence at the time this Bond becomes effective are covered under this Bond except the offices or premises located as follows:

**Item 5.** The liability of the Underwriter is subject to the terms of the following Riders attached hereto:

See Form FI8801

**Item 6.** The Insured by the acceptance of this Bond gives to the Underwriter terminating or cancelling prior Bond(s) or Policy(ies) No.(s)

FS 2062589 07

such termination or cancellation to be effective as of the time this Bond becomes effective.

FI 75 11 (Ed. 08/15)

# INVESTMENT COMPANY BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this Bond, agrees with the Insured, in accordance with Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond period, to indemnify and hold harmless the Insured for:

## INSURING AGREEMENTS

### FIDELITY

(A) Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

 (a) to cause the Insured to sustain such loss; and

 (b) to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

### ON PREMISES

(B) Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

### Offices and Equipment

(1) Loss of or damage to furnishings, fixtures, stationary, supplies or equipment, within any of the Insured's offices covered under this Bond caused by Larceny or theft in, or by burglary, robbery or hold-up of such office, or attempt threat, or by vandalism or malicious mischief; or

(2) loss through damage to any such office by Larceny or theft in, or by burglary, robbery or hold-up of such office or attempt threat.

### IN TRANSIT

(C) Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, hold-up, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

## FORGERY OR ALTERATION

(D) Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stock-broker but which instructions, advices or applications either bear the forged signature or Endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this Bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such Endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

## SECURITIES

(E) Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1) through the Insured's having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been

    (a) counterfeited, or

    (b) forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or

    (c) raised or otherwise altered, or lost, or stolen, or

(2) through the Insured's having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, Endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (D) hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary

course of business, transferable by delivery of such agreements with any necessary Endorsement or assignment.

The word "counterfeited" as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

## COUNTERFEIT CURRENCY

(F) Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

## STOP PAYMENT

(G) Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured, or any Authorized Representative of such customer, shareholder or Subscriber.

## UNCOLLECTIBLE ITEMS OF DEPOSIT

(H) Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer's, shareholder's or subscriber's account based upon Uncollectible items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured's agent to such customer's, shareholder's or subscriber's Mutual Fund Account: or

loss resulting from any item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible items which are deposited.

This Insuring Agreement applies to all Mutual Funds with "exchange privileges" if all Fund(s) in the exchange program are insured by a Great American Insurance Company of Cincinnati, OH for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s) the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

## AUDIT EXPENSE

(I) Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fradulent act(s), including Larceny or Embezzlement of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of Liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

## TELEFACSIMILE TRANSMISSIONS

(J) Loss resulting by reason of the Insured having transferred, paid or delivered any funds or Property, established any credit, debited any account, or given any value relying on any fraudulent instructions sent by a customer or financial institution by Telefacsimile Transmission directed to the Insured, authorizing or

acknowledging the transfer, payment, or de-livery of funds or property, the establishment of a credit, debiting of any account, or the giving of value by the Insured, but only if such telefacsimile instructions:

(1) bear a valid test key exchanged between the Insured and a customer or another financial institution with authority to use such test key for Telefacsimile instruc-tions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not au-thorized to initiate, make, validate or au-thenticate a test key arrangement; and

(2) fraudulently purport to have been sent by such customer or financial institution, but which telefacsimile instructions are trans-mitted without the knowledge or consent of such customer or financial institution by a person other than such customer or fi-nancial institution and which bear a forged signature.

"Telefacsimile" means a system of trans-mitting written documents by electronic signals over telephone lines to equipment maintained by the Insured within its com-munication room for the purposes of re-producing a copy of said document. It does not mean electronic communication sent by Telex, TWC, or electronic mail, or Automated Clearing House.

### UNAUTHORIZED SIGNATURES

(K) Loss resulting directly from the Insured having accepted, paid or cashed any check or with-drawal order, draft, made or drawn on a cus-tomer's account which bears the signature or Endorsement of one other than a person whose name and signature is on the applica-tion on file with the Insured as a signatory on such account.

**It shall be a condition precedent to the In-sured's right to recovery under this Insuring Agreement that the Insured shall have on file signatures of all persons who are au-thorized signatories on such account.**

## GENERAL AGREEMENTS

(A) ADDITIONAL OFFICES OR EMPLOYEES- CON-SOLIDATION OR MERGER-NOTICE

(1) If the Insured shall, while this Bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an in-crease during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

(2) If an Investment Company, named as In-sured herein, shall, while this Bond is in force, merge or consolidate with, or pur-chase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said

date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

### WARRANTY

(B) No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a war-ranty of anything except that it is true to the best of the knowledge and belief of the per-son making the statement.

### COURT COSTS AND ATTORNEYS' FEES
(Applicable to all Insuring Agreements or Cov-erages now or hereafter forming part of this Bond)

(C) The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in de-fense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured's liability or alleged liability on account

of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this Bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

(1) an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or

(2) an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;

(3) in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of the Underwriter's selec-

tion. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the Insured's liability or alleged liability is greater than the amount recoverable under this Bond, or if a Deductible Amount is applicable, the liability of the Underwriter under this General Agreement is limited to that percentage of litigation expense determined by pro ration of the Bond limit of liability to the amount claimed, after the application of any deductible. This litigation expense will be in addition to the Limit of Liability for the applicable Insuring Agreement.

### FORMER EMPLOYEE

(D) Acts of Employee, as defined in this Bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured's employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

## THE FOREGOING INSURING AGREEMENTS AND GENERAL AGREEMENTS ARE SUBJECT TO THE FOLLOWING CONDITIONS AND LIMITATIONS:

### SECTION 1. DEFINITIONS

The following terms, as used in this Bond, shall have the respective meanings stated in this Section:

(a) Employee means:

(1) any of the Insured's officers, partners, or employees, and

(2) any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets of capital stock of such predecessor, and

(3) attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured, and

(4) guest students pursuing their studies or duties in any of the Insured's offices, and

(5) directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or

appointed to examine or audit or have custody of or access to the Property of the Insured, and

(6) any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and

(7) each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under Sub-section (9) hereof, and

(8) those persons so designated in section 15, Central Handling of Securities, and

(9) any officer, partner or Employee of

  (a) an investment advisor,

  (b) an underwriter (distributor),

  (c) a transfer agent or shareholder accounting record-keeper, or

  (d) an administrator authorized by written agreement to keep financial and/or other required records, for an Investment Company, named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured, or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in Sub-Sections (6) and (7) of Section 1 (a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond, excepting, however, the last paragraph of Section 13. Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

(b) Property means money (i.e. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, Bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance Policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such Policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such Instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merge with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c) Forgery means the signing of the name of another with the intent to deceive; it does not include the signing of one's own name with or without authority, in any capacity, or for any purpose.

(d) Larceny and Embezzlement as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

(e) Items of Deposit means any one or more checks and drafts.

## SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

(a) loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (D), (E) or (F).

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C) and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c) loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

(d) loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

(e) loss resulting from the complete or partial nonpayment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through

trick, artifice, fraud or false pretenses, unless such loss is covered under Insuring Agreement (A), (E) or (F).

(f) loss resulting from any violation by the Insured or by any Employee

(1) of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or

(2) of any rule or regulation made pursuant to any such law.

unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g) loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured's contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company's service, and then this Bond shall cover only such excess.

(h) potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this Bond, except as included under Insuring Agreement (I).

(i) all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this Bond.

(j) loss through the surrender of Property away from an office of the Insured as a result of a threat

(1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger pro-

vided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

    (2) to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).

(k) all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond unless such indemnity is provided for under Insuring Agreement (I).

(l) loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).

(m) any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

### SECTION 3. ASSIGNMENT OF RIGHTS

This Bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1(a) of this Bond, as aforesaid, and upon payment to the insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

### SECTION 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS

This Bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this Bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or Bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this Bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured

(a) becomes aware of facts, or

(b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance

which would cause a reasonable person to assume that a loss covered by the Bond has been or will be incurred even though the exact amount or details of loss may not be then known.

## SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this Bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

## SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationary, supplies, equipment, safes or vaults therin, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost or replacement or repair, such shall be determined by arbitration.

## SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this Bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this Bond.

If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured's rights, title and interests in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BOND subject to the Limit of Liability hereunder.

## SECTION 8. SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the

Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and there- after in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

### SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination hereof this Bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this Bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to all loss resulting form

(a) any one act of burglary, robbery or hold-up, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

(b) any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or

(c) all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or

(d) all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Em- bezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intention- ally or unintentionally, knowingly or unknowin- gly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dis- honest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

**(e)** any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3

of the Declarations of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

### SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PRO- VIDED clause of Section 9 of this Bond which is recoverable or recovered in whole or in part under any other Bonds or Policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or can- celled or allowed to expire and in which the pe- riod for discovery has not expired at the time any such loss thereunder is discovered, the total li- ability of the Underwriter under this Bond and under other Bonds or Policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other Bonds, or Policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

### SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this Bond ap- plicable to such loss.

### SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this Bond on account of loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) of Section 9, Non-Reduction And Nonaccumulation Of Liability And Total Liabil- ity, unless the amount of such loss, after deduct- ing the net amount of all reimbursement and/or recovery obtained or made by the insured, other than from any Bond or Policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deduct-

ible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

## SECTION 13. TERMINATION

The Underwriter may terminate this Bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this Bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

This Bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

The Underwriter shall refund the unearned premium computed as short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate

(a) as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of ninety (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. (See Section 16(d)) and to the Insured Investment Company, or

(b) as to any Employee 90 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this Bond as to such Employee, or

(c) as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this Bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge of information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this Bond is effective.

## SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this Bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that it desires under this Bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto: provided, however, that such additional period of time shall terminate immediately;

(a) on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this Bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

(b) upon takeover of the Insured's business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any other purpose.

### SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured's interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company

shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any Bond or Policy if insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured's share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporation shall use their best judgment in apportioning the amount(s) recoverable or recovered under any Bond or Policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This Bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured's rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

## SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

(a) the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them.

(b) the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement,

(c) the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured,

(d) knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall for the purpose of Section 4 and Section 13 of this Bond constitute knowledge or discovery by all the Insured, and

(e) if the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this Bond.

## SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon the Insured's obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

(a) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

(b) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(c) the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or Policies of the Insured.

Failure to give the required notice shall result in termination of coverage of this Bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

## SECTION 18. CHANGE OR MODIFICATION

This Bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written Endorsement issued to form a part hereof over the signature of the Underwriter's Authorized Representative. When a Bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

# FORMS AND RIDERS SCHEDULE

It is hereby understood and agreed the following forms and riders are attached to and are a part of this bond:

| Form No. / Edition | | Date Added * or Date Deleted | Form Description | Rider No. (if applicable) |
|---|---|---|---|---|
| FI7510 | 11-16 | | Investment Company Bond Dec Page | |
| FI7511 | 08-15 | | Investment Company Bond Insuring Agreements | |
| SRF9808 | 08-95 | | Rider - Non-Cumulative Rider | 1 |
| SRF9808 | 08-95 | | Rider - Newly Created Investment Companies | 2 |
| SRF9808 | 08-95 | | Rider - Extended Computer Systems Rider | 3 |
| SRF9808 | 08-95 | | Rider - Counterfeit Currency Revision | 4 |
| SRF9808 | 08-95 | | Rider - Loss Reporting Threshold | 5 |
| SRF9808 | 08-95 | | Rider - Amended Insuring Agreement A - Fidelity | 6 |
| SRF9808 | 08-95 | | Rider - Amended Insuring Agreement H - Uncollectible Items of Deposit | 7 |
| SRF9808 | 08-95 | | Rider - Amended Insuring Agreement I - Audit Expense | 8 |
| SRF9808 | 08-95 | | Rider - Amended Insuring Agreement J - Telefacsimile Transmissions | 9 |
| SRF9808 | 08-95 | | Rider - Amended General Agreement C - Court Costs and Attorneys' Fees | 10 |
| SRF9808 | 08-95 | | Rider - Amended Definition of Employee | 11 |
| SRF9808 | 08-95 | | Rider - Amended Section 4 - Loss-Notice-Proof-Legal Proceedings | 12 |
| SRF9808 | 08-95 | | Rider - Amended Section 16 - Additional Companies Included as Named Insureds | 13 |
| SRF9808 | 08-95 | | Rider - Amended Section 17 - Notice and Change of Control | 14 |
| SRF9808 | 08-95 | | Rider - Amended Fidelity | 15 |
| SRF9808 | 08-95 | | Rider - Amended Definition of Property | 16 |
| SRF9808 | 08-95 | | Rider - Amended Section 13 - Termination | 17 |
| SRF9808 | 08-95 | | Rider - Guaranteed Renewal Premium for 2019 and 2020 | 18 |
| FI7343 | 08-15 | | Joint Insured List | 19 |
| FI7506 | 08-15 | | Insuring Agreement (L) Computer Systems | 20 |
| FI7516 | 11-16 | | Fraudulent Transfer Instructions | 21 |
| FI7345 | 08-15 | | Confidential Information And Data Breach Clarifying Rider | 22 |

| Form No. / Edition | Date Added * or Date Deleted | Form Description | Rider No. (if applicable) |
|---|---|---|---|
| FI7340        08-15 | | Economic And Trade Sanctions Clause | |
| FI7341        04-17 | | In-Witness Clause | |
| * If not at inception | | | |

**RIDER NO.** 1

To be attached to and form part of Investment Company Bond

No.  FS 2062589 08 00

In favor of  Federated Investors, Inc.

## Non-Cumulative Rider

It is agreed that:

1. In the event of a loss covered under this bond and also covered under Great American Insurance Company Bond FS 206-25-88-08 00 issued to Federated Investors, Inc., the Single Loss Limit of Liability under this bond shall be reduced by any payment under Bond No. FS 206-25-88-08 00 and only the remainder, if any, shall be applicable to such loss hereunder.

2. This rider shall become effective as of 12:01 a.m. on 10/01/2018 standard time.

**RIDER NO.** 2

To be attached to and form part of Investment Company Bond

No.  FS 2062589 08 00

In favor of  Federated Investors, Inc.

## Newly Created Investment Companies

1. Item 1. of the Declarations shall include any existing Investment Company or portfolios which are not listed under Rider No. 1 of the attached Bond. It shall also include any Newly Created Investment Company or portfolio provided that the Insured shall submit to the Underwriter following the end of the Bond Period, a list of all Newly Created portfolios and Copies of any prospectuses and statements of additional information relating to such Newly Created Investment Companies or portfolios unless said prospectus and statements of additional information have been previously submitted.

Following the end of the Bond Period, any Newly Created Investment Company or portfolio created during the Period, will continue to be an Insured only if the Underwriter notified as set forth in the paragraph and the information required herein is provided to the Underwriter, and the Underwriter acknowledges the addition of such Newly Created Investment Company or portfolio to the Bond by a Rider of this Bond.

2. It is further agreed that the following definition is added to Section 1. DEFINITIONS.

(g) Newly Created Investment Company or portfolio shall mean any Investment Company or portfolio for which registration with the SEC has been declared.

3. This rider shall become effective as of 12:01 a.m. on 10/01/2018 standard time.

**RIDER NO.** 3

To be attached to and form part of Investment Company Bond

No.  FS 2062589 08 00

In favor of  Federated Investors, Inc.

## Extended Computer Systems Rider

It is agreed that this Bond is amended by adding the following:

EXTENDED COMPUTER SYSTEMS RIDER

1. Electronic Data, Electronic Media, Electronic Instruction

(1)  Loss resulting directly from:

    (a) the fraudulent modification of Electronic Data, Electronic Media or Electronic Instruction being stored within or being run within any system covered under this rider,

    (b) robbery, burglary, larceny or theft of Electronic Data, Electronic Media or Electronic instructions,

    (c) the acts of a hacker causing damage or destruction of Electronic Data, Electronic Media or Electronic Instruction owned by the Insured or for which the Insured is legally liable, while stored within a Computer System covered under this rider, or

    (d) the damage or destruction of Electronic Data, electronic Media or Electronic Instruction owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under Computer Systems Fraud Insuring Agreement (G), provided such damage or destruction was caused by a computer program or similar instruction which was written or altered to intentionally incorporate a hidden instruction designed to damage or destroy Electronic Data, Electronic Media, or Electronic instruction in the Computer System in which the computer program or instruction so written or so altered is used.

2. Electronic Communication

Loss resulting directly from the Insured having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications directed to the Insured, which were transmitted or appear to have been transmitted through:

    (a) an Electronic Communication System,

    (b) an Automated clearing house or custodian, or

    (c) a Telex, TWX, or similar means of communication,

directly into the Insured's Computer System or Communication Terminal, and fraudulently purport to have been sent by a customer, automated clearing house, custodian, or financial institution, but which communications were either not sent by said customer, automated clearing house, custodian, or financial institution, or were fraudulently modified during physical transit of Electronic Media to the Insured or during electronic transmission to the Insured's Computer System or Communication Terminal.

3. Electronic Transmission

Loss resulting directly from a customer of the Insured, any automated clearing house, custodian, or financial institution having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications, purporting to have been directed by the Insured to such customer, automated clearing house, custodian, or financial institution initiating, authorizing, or acknowledging, the transfer, payment, delivery or receipt of funds or property, which communications were transmitted through:

   (a) an Electronic Communication System,

   (b) an automated clearing house or custodian, or

   (c) a Telex, TWX, or similar means of communication,

directly into a Computer System or Communication Terminal of said customer, automated clearing house, custodian, or financial institution, and fraudulently purport to have been directed by the Insured, but which communications were either not sent by the Insured, or were fraudulently modified during physical transit of Electronic Media from the Insured or during electronic transmission from the Insured Computer System or Communication Terminal, and for which loss the Insured is held to be legally liable.


2. In addition to the Conditions and Limitations in the bond, the following, applicable to the Extended Computer Systems Rider, are added:

DEFINITIONS

(A)  Communication Terminal means a teletype, teleprinter or video display terminal, or similar device capable of sending or receiving information electronically. Communication Terminal does not mean a telephone.

(B)  Electronic Communication System means electronic communication operations by Fedwire, Clearing House Interbank Payment System (CHIPS), society of Worldwide International Financial Telecommunication (SWIFT), similar automated interbank communication systems, and Internet access facilities.

(C)  Electronic Data means facts or information converted to a form usable in Computer Systems and which is stored on Electronic Media for use by computer programs.

(D) Electronic Instruction means computer programs converted to a form usable in a Computer System to act upon Electronic Data.

(E)  Electronic Media means the magnetic tape, magnetic disk, optical disk, or any other bulk media on which data is recorded.

EXCLUSIONS

This bond does not cover:

(A) loss resulting directly or indirectly from forged, altered or fraudulent negotiable instruments, securities, documents or written instruments used as source documentation in the preparation of Electronic Data:

(B) loss of negotiable instruments, securities, documents or written instruments except as converted to Electronic Data and then only in that converted form;


(C) loss resulting from mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual

deterioration, electrical disturbance, Electronic Media failure or breakdown or any malfunction or error in programming or error or omission in processing;

(D) loss resulting directly or indirectly from the input of Electronic Data at an authorized electronic terminal of an Electronic Funds Transfer System or a Customer Communication System by a person who had authorized access from a customer to that customer's authentication mechanism;

(E) liability assumed by the Insured by agreement under any contract, unless such liability would have attached to the Insured even in the absence of such agreement; or

(F) loss resulting directly or indirectly from:

   (1) written instruction unless covered under this rider; or

   (2) instruction by voice over the telephone, unless covered under this rider.


SERIES OF LOSSES

All losses or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

VALUATION

Electronic Data, Electronic Media, or Electronic Instruction

In case of loss of, or damage to, Electronic Data, Electronic Media or Electronic Instruction used by the Insured in its business, the Underwriter shall be liable under this bond only if such items are actually reproduced from other Electronic Data, Electronic Media or Electronic Instruction of the same kind or quality and then for not more than the cost of the Blank media and/or the cost of labor for the actual transcription or copying of data which shall have been furnished by the insured in order to reproduce such Electronic Data, Electronic Media or Electronic Instruction subject to the applicable Single Loss Limit of Liability.

However, if such Electronic Data cannot be reproduced and said Electronic Data represents Securities or financial instruments having a value, then the loss will be valued as indicated in the Property other than Money, Securities or Records paragraphs of Section 6.

The title and any headings in this rider are solely for convenience and form no part of the terms and conditions of coverage.

3. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned bond, other than as stated herein.

4. This rider shall become effective as of 12:01 a.m. on 10/01/2018 standard time.

**RIDER NO.** 4

To be attached to and form part of Investment Company Bond

No.  FS 2062589 08 00

In favor of  Federated Investors, Inc.

## Counterfeit Currency Revision

It is agreed that:

1. Insuring Agreement (F), Counterfeit Currency is deleted in its entirety and replaced by the following:

COUNTERFEIT CURRENCY

    (F) Loss resulting directly from the receipt by the Insured, in good faith of any counterfeit money.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned bond, other than as stated herein.

3. This rider shall become effective as of 12:01 a.m. on 10/01/2018 standard time.

**RIDER NO.** 5

To be attached to and form part of Investment Company Bond

No.  FS 2062589 08 00

In favor of  Federated Investors, Inc.

## Loss Reporting Threshold

It is agreed that:

1. The second paragraph of Section 12 - 'DEDUCTIBLE AMOUNT' - is deleted in its entirety and replaced
   by the following:

"The Insured shall, in the time and in the manner prescribed in this Bond, give the Underwriter notice of any loss which is in excess of $125,000.  Such loss shall be of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefore.  Upon the request of the Underwriter, the Insured shall file a brief statement with the Underwriter giving the particulars concerning such loss."

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions,
   agreements or limitations of the above mentioned bond, other than as stated herein.

3. This rider shall become effective as of 12:01 a.m. on 10/01/2018 standard time.

**RIDER NO.** 6

To be attached to and form part of Investment Company Bond

No.  FS 2062589 08 00

In favor of  Federated Investors, Inc.

## Amended Insuring Agreement A - Fidelity

It is agreed that:

1. Insuring Agreement A - Fidelity - is amended by deleting the word "manifest" from Paragraph 2,

2. This rider shall become effective as of 12:01 a.m. on 10/01/2018 standard time.

**RIDER NO.** 7

To be attached to and form part of Investment Company Bond

No.  FS 2062589 08 00

In favor of  Federated Investors, Inc.

## Amended Insuring Agreement H - Uncollectible Items of Deposit

It is agreed that:

1. Insuring Agreement H - Uncollectible Items of Deposit - is amended by the following:

    a)   Paragraph 1, Add after the words "fund shares," the word "redemptions".

    b)   Delete Paragraph 3, and replace it with "Loss includes dividends to be paid."

    c)   Paragraph 4, Sentence 1 is deleted.

2. This rider shall become effective as of 12:01 a.m. on 10/01/2018 standard time.

**RIDER NO.** 8

To be attached to and form part of Investment Company Bond

No.  FS 2062589 08 00

In favor of  Federated Investors, Inc.

## Amended Insuring Agreement I - Audit Expense

It is agreed that:

1. Insuring Agreement I - Audit Expense - is amended by adding the words "or self-regulatory organization" after the word "authority" on Lines  3 and 4.


2. This rider shall become effective as of 12:01 a.m. on 10/01/2018 standard time.

**RIDER NO.** 9

To be attached to and form part of Investment Company Bond

No.  FS 2062589 08 00

In favor of  Federated Investors, Inc.

## Amended Insuring Agreement J - Telefacsimile Transmissions

It is agreed that:

1. Add the words "or another office of the Insured" after the words "financial institution"

2. This rider shall become effective as of 12:01 a.m. on 10/01/2018 standard time.

**RIDER NO.** 10

To be attached to and form part of Investment Company Bond

No.  FS 2062589 08 00

In favor of  Federated Investors, Inc.

## Amended General Agreement C - Court Costs and Attorneys' Fees

It is agreed that:

1. The words "including Larceny or Embezzlement" are added after word "dishonesty" on Line 4 of sub-paragraph (3).


2. This rider shall become effective as of 12:01 a.m. on 10/01/2018 standard time.

**RIDER NO.** 11

To be attached to and form part of Investment Company Bond

No.  FS 2062589 08 00

In favor of  Federated Investors, Inc.

## Amended Definition of Employee

It is agreed that:

1. The words "or consultant providing services to the Insured pursuant to a written contract" is added after the word "individuals" on Line 1 of subparagraph (6), of Section 1 Definitions, Paragraph (a).

2. The following is added to the definition of "Employee"

   10) retired employees retained as consultants
   11) non-fund soliciting volunteers
   12) employees on leave of absence

3. This rider shall become effective as of 12:01 a.m. on 10/01/2018 standard time.

SRF 9808 (Ed. 08/95)                        (Page 1 of 1 )

**RIDER NO.** 12

To be attached to and form part of Investment Company Bond

No.  FS 2062589 08 00

In favor of  Federated Investors, Inc.

## Amended Section 4 - Loss-Notice-Proof-Legal Proceedings

It is agreed that:

1. In Section 4 - Loss-Notice - Proof - Legal Proceedings, Paragraph 1, sentence 2,  the word "Insured" is replaced by the words "Risk Management Department, Audit Department, Human Resources Department or Senior Vice President".

2. In Section 4 - Loss-Notice - Proof - Legal Proceedings, Paragraph 2,, the word "Insured" is replaced by the words "Risk Management Department, Audit Department, Human Resources Department or Senior Vice President".

3. This rider shall become effective as of 12:01 a.m. on 10/01/2018 standard time.

**RIDER NO.** 13

To be attached to and form part of Investment Company Bond

No.  FS 2062589 08 00

In favor of  Federated Investors, Inc.

## Amended Section 16 - Additional Companies Included as Named Insureds

It is agreed that:

1. Section 16 - Additional Companies Included as Named Insureds - is amended by deleting the words "any partner, officer or supervisory employee of any" in Subparagraph (d), Line 2, and replacing it with the words "Risk Management Department, Audit Department, Human Resources Department or Senior Vice President of the".


2. This rider shall become effective as of 12:01 a.m. on 10/01/2018 standard time.

**RIDER NO.** 14

To be attached to and form part of Investment Company Bond

No.  FS 2062589 08 00

In favor of  Federated Investors, Inc.

## Amended Section 17 - Notice and Change of Control

It is agreed that:

1. Section 17 - Notice and Change of Control is amended by deleting the words "thirty (30) days" on
   Line 5 of Paragraph 1, and replacing it with the words "sixty (60) days"


2. This rider shall become effective as of 12:01 a.m. on 10/01/2018 standard time.

**RIDER NO.** 15

To be attached to and form part of Investment Company Bond

No.  FS 2062589 08 00

In favor of  Federated Investors, Inc.

## Amended Fidelity

It is agreed that the following two paragraphs are added after the second paragraph of Insuring Agreement (A) Fidelity:

"It is agreed that in determining the amount of any loss payable under this bond, the Insured may include payments to individual Employees which are bonuses, commissions, profit sharing, etc. as part of such loss provided that such payments have been solely as the result of the Employee committing a dishonest or fraudulent act as described in this Insuring Agreement."

"Loss resulting directly from the malicious destruction of or the malicious damage of Property, Electronic Data or Electronic Data Processing Media committed by an Employee, whether committed alone or in collusion with others, which acts are committed with the intent to cause the Insured to sustain a loss."

This rider shall become effective as of 12:01 a.m. on 10/01/2018 standard time.

**RIDER NO.** 16

To be attached to and form part of Investment Company Bond

No.  FS 2062589 08 00

In favor of  Federated Investors, Inc.

## Amended Definition of Property

It is agreed that:

1. Conditions and Limitations Section 1 - Definitions - Item (b) Property, is amended by adding the  following terms after the word "securities" on Line 7 - "including any note, stock, treasury stock, certificate of deposit, certificate of interest or participation in any profit sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferrable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940; travelers' letters of credit".


2. This rider shall become effective as of 12:01 a.m. on 10/01/2018 standard time.

**RIDER NO.** 17

To be attached to and form part of Investment Company Bond

No.  FS 2062589 08 00

In favor of  Federated Investors, Inc.

## Amended Section 13 - Termination

It is agreed that:

1. Section 13 -Termination - is amended by replacing the wording "ninety (90) days" with "one hundred twenty (120) days" in Paragraph 1, 3, and 5(a) and (b).

2. Paragraph 5 is amended by:

   a)   Deleting subparagraph (a), and replacing it with

   "as to any Employee immediately on the Insured, or any of its directors, trustees or officers not acting in collusion with such employee, learning of any dishonest act committed by such Employee at any time, whether in the employment of the Insured or otherwise, without prejudice to the loss of any Property then in transit in the custody of such Employee, whether or not such act is of the type covered under this policy, and whether against the Insured or any other person or entity, and upon the expiration of one hundred twenty (120) days after written notice has been given to the Securities and Exchange Commission, Washington, DC (See Section 16 (d)) and to the Insured Investment company, or".

   b)   Adding a final subparagraph to Paragraph 5 "Termination as to any Employee shall not apply if the dishonest act occurred prior to employment with the Insured and involved less than $25,000".

3. This rider shall become effective as of 12:01 a.m. on 10/01/2018 standard time.

**RIDER NO.** 18

To be attached to and form part of Investment Company Bond

No.  FS 2062589 08 00

In favor of  Federated Investors, Inc.

## Guaranteed Renewal Premium for 2019 and 2020

GUARANTEED RENEWAL ENDORSEMENT


This policy is written on an annual term, but with an agreement to renew for two years with the premium unchanged, under the condition that on an annual basis, 30 days prior to the annual anniversary date, you will submit to us:

1.   Updated employee census.
2.   Total Asset amount for the Insured;  and/or Total Assets under Management for the Insured.

We reserve the right to adjust the premium on the annual anniversary date if there has been loss experience and/or a 25% or greater change in the employee count or asset/asset under management total.

All other provisions of the policy are unchanged.

**RIDER NO.** 19

## JOINT INSURED LIST

To be attached to and form part of **INVESTMENT COMPANY BOND**,

Bond No.    FS 2062589 08 00

In favor of   Federated Investors, Inc.

It is agreed that:

1.  At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

    Federated Adjustable Rate Securities Fund
    Federated Core Trust
    Federated Core Trust III
    Federated Equity Funds
    Federated Equity Income Fund, Inc.
    Federated Fixed Income Securities, Inc.
    Federated Government Income Securities, Inc.
    Federated High Income Bond Fund, Inc.
    Federated High Yield Trust
    Federated Income Securities Trust
    Federated Government Income Trust
    Federated Index Trust
    Federated Institutional Trust
    Federated Insurance Series
    Federated International Series, Inc.
    Federated Investment Series Fund, Inc.
    Federated Managed Pool Series
    Federated MDT Series
    Federated Municipal Bond Fund, Inc.
    Federated Municipal Securities Income Trust
    Federated Project and Trade Finance Tender Fund
    Federated Premier Municipal Income Fund
    Federated Short-Intermediate Duration Municipal Trust
    Federated Global Allocation Fund
    Federated Total Return Series, Inc.
    Federated U.S. Government Securities Fund: 1-3 Years
    Federated U.S. Government Securities Fund: 2-5 Years
    Federated Total Return Government Bond Fund
    Federated World Investment Series, Inc.
    Intermediate Municipal Trust
    Money Market Obligations Trust
    Federated Adviser Series

2.  Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

3.   This Rider shall become effective as of 12:01 a.m. on 10/01/2018 standard time.

**RIDER NO.** 20

# INSURING AGREEMENT (L) COMPUTER SYSTEMS

To be attached to and form part of **INVESTMENT COMPANY BOND**,

Bond No.    FS 2062589 08 00

In favor of   Federated Investors, Inc.

It is agreed that:

**1.**   The attached bond is hereby amended by adding to it an additional **Insuring Agreement** as follows:

**INSURING AGREEMENT (L) - COMPUTER SYSTEMS**

Loss resulting directly from a fraudulent

**(1)**  entry of data into, or

**(2)**  change of data elements or programs within a Computer System; provided that fraudulent entry or change causes

   **(a)** Property to be transferred paid or delivered,

   **(b)** an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

   **(c)** an unauthorized account or a fictitious account to be debited or credited;

**(3)**  voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone; and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to:

   **(a)** cause the Insured or its agent(s) to sustain a loss, and

   **(b)** obtain financial benefit for that individual or for other persons intended by that individual to receive a financial benefit,

   **(c)** and further provided such voice instructions or advices:

      **(i)**   were made by a person who purported to represent an individual authorized to make such voice instructions or advices; and

      **(ii)**  were electronically recorded by the Insured or its agent(s).

**(4)**  It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over the telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of

the media used to record a conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

## SCHEDULE OF SYSTEMS

Any System Utilized by the Insured

2.  As used in this Rider, Computer System means:

  **(a)** computers with related peripheral components, including storage components, wherever located,

  **(b)** systems and applications software,

  **(c)** terminal devices,

  **(d)** related communication networks or customer communication systems, and

  **(e)** related Electronic Funds Transfer Systems,

  by which data are electronically collected, transmitted, processed, stored, and retrieved.

3.  In addition to the Exclusions in the attached bond, the following Exclusions are applicable to this Insuring Agreement:

  **(a)** loss resulting directly or indirectly from the theft of confidential information, material or data: and

  **(b)** loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured's Computer System.

4.  The following portions of the attached bond are not applicable to this Rider:

  **(a)** the initial paragraph of the bond preceding the Insuring Agreements which reads "...at any time but discovered during the Bond Period."

  **(b) Conditions and Limitations - Section 9. Non-Reduction and Non-Accumulation of Liability and Total Liability**

  **(c) Conditions and Limitations - Section 10. Limit of Liability**

5.  The coverage afforded by this Rider applies only to loss discovered by the Insured during the period this Rider is in force.

6.  All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7.  The Limit of Liability for the coverage provided by this Rider shall be $ 25,000,000.

8.  The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of $ 250,000. (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above.

9. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10. Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this Rider may also be terminated or cancelled without canceling the bond as an entirety:

    (a) 90 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

    (b) immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

    The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduces by notice from, or at the insistence of the Insured.

11. **Conditions and Limitations - Section 4. Loss-Notice-Proof-Legal Proceedings** is amended by adding the following sentence:

    Proof of loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions of advices.

12. Notwithstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate policy.

13. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

14. This Rider shall become effective as of 12:01 a.m. on 10/01/2018 standard time.

**RIDER NO.** 21

# INSURING AGREEMENT (N) FRAUDULENT TRANSFER INSTRUCTIONS

To be attached to and form part of the **INVESTMENT COMPANY BOND**

Bond No.    FS 2062589 08 00

in favor of   Federated Investors, Inc.

1.    It is agreed that the following Insuring Agreement is added to the above Bond:

Loss resulting directly from the Insured having, in good faith, transferred Money on deposit in a Customer's account, or a Customer's Certificated Securities, in reliance upon a fraudulent Instruction transmitted to the Insured via electronic mail; provided, however that

(1)    The fraudulent instruction purports, and reasonably appears, to have originated from:

(a)   such Customer,

(b)   an Employee acting on instructions of such Customer; or

(c)   another financial institution acting on behalf of such Customer with authority to make such instructions; and

(2)    The sender of the fraudulent instruction verified the instruction with the password, PIN, or other security code of such Customer; and

(3)    The sender was not, in fact, such Customer, was not authorized to act on behalf of such Customer, and was not an Employee of the Insured; and

(4)    The instruction was received by an Employee of the Insured specifically authorized by the Insured to receive and act upon such instructions; and

(5)    For any transfer exceeding the amount set forth in item **7** of this Rider, the Insured verified the instruction via a call back to a predetermined telephone number set forth in the Insured's written agreement with such Customer or other verification procedure approved in writing by the Underwriter; and

(6)    The Insured preserved a contemporaneous record of the call back, if any, and of the instruction which verifies use of the authorized password, PIN or other security code of the Customer.

2.    As used in this Rider, Customer means a natural person or entity which has a written agreement with the Insured authorizing the Insured to transfer Money on deposit in an account or Certificated Securities in reliance upon instructions transmitted to the Insured via the means utilized to transmit the fraudulent instruction.

3.    It shall be a condition precedent to coverage under this Insuring Agreement that the Insured assert any available claims, offsets or defenses against such Customer, any financial institution or any other party to the transaction.

4.  The following additional Exclusions are added to the Bond applicable only to this Insuring Agreement:

    (a)  loss resulting directly or indirectly from the fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to such Customer's password, PIN or other security code; and

    (b)  loss resulting directly or indirectly from the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of ACH entries, transmitted as an electronic message, or as an attachment to an electronic message, sent via the Internet, unless:

        (1)  each ACH entry was individually verified via the call back procedure without regard to the amount of the entry; or

        (2)  the instruction was formatted, encoded or encrypted so that any alteration in the ACH entry or group of ACH entries would be apparent to the Insured.

5.  For purposes of this Insuring Agreement, all loss or losses involving one natural person or entity, or one group of natural persons or entities acting together, shall be a Single Loss without regard to the number of transfers or the number of instructions involved. A series of losses involving unidentified natural persons or entities but arising from the same method of operation shall be deemed to involve the same natural person or entity and shall be treated as Single Loss.

6.  The Limit of Liability and Deductible amount applicable to loss under this Insuring Agreement is as stated in the Declarations of the attached bond.

7.  The amount of any single transfer for which verification via a call back will be required is : $ 250,000.

8.  Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

9.  This rider shall become effective as of 12:01 a.m. on 10/01/2018 standard time.

**RIDER NO.** 22

# CONFIDENTIAL INFORMATION AND DATA BREACH CLARIFYING RIDER

To be attached to and form part of Investment Company Bond

Bond No. FS 2062589 08 00

In favor of Federated Investors, Inc.

It is agreed that:

1. **CONDITIONS AND LIMITATIONS,** Section **2. Exclusions** is amended to include:

   **Confidential Information:**

   Loss resulting from:

   a) Theft, disappearance, destruction or disclosure of the confidential or personal information of the Insured or another person or entity for which the Insured is legally liable including, but not limited to patents, trade secrets, personal information, processing methods, customer lists, financial information, credit card information, intellectual property, health information, or any other type of non-public information.

   For purposes of coverage that may be attached to the Bond by Rider which pertains to Computer Systems, confidential information cannot be properly transferred. A loss otherwise covered under the Computer Systems Rider (if attached) shall not be excluded by the fact that confidential information was used to gain access to your computer system or to the computer system of your financial institution in order to cause the fraudulent transfer.

   b) The use of another person's or entity's confidential or personal information including but not limited to, financial information, credit card information, health information or any other type of non-public information.

   **Data Breach Costs:**

   Loss resulting from fees, costs, fines, penalties and other expenses which are related to the access or disclosure of another person's or entity's confidential information, and the obligations of the Insured to comply with federal and state privacy laws and Payment Card Industry Data Security Standards (if applicable) arising from a data security breach, including, but not limited to, expenses related to notifying affected individuals when the affected individuals' financial information, credit card information, health information or other type of non-public information was stolen, accessed, downloaded or misappropriated while in the care, custody or control of the Insured.

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions and limitations, or provisions of the attached bond other than as above stated.

3. This Rider shall become effective as of 12:01 a.m. on 10/01/2018 standard time.

FI 73 40 (Ed. 08/15)

**THIS RIDER CHANGES YOUR BOND. PLEASE READ IT CAREFULLY.**

**ECONOMIC AND TRADE SANCTIONS CLAUSE**

This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from providing insurance.

## In Witness Clause

In Witness Whereof, we have caused this Financial Institution Bond to be executed and attested, and, if required by state law, this Financial Institution Bond shall not be valid unless countersigned by our authorized representative.


PRESIDENT                                    SECRETARY

**POLICYHOLDER NOTICE**

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aig.com/producer-compensation or by calling 1-800-706-3102.

91222 (9/16)



## National Union Fire Insurance Company of Pittsburgh, Pa.

**A capital stock company**

POLICY NUMBER: 01-960-75-82          REPLACEMENT OF POLICY NUMBER: 01-970-41-02

### FOLLOW FORM BOND

### DECLARATIONS

**Item 1.**  **NAMED INSURED:** FEDERATED INVESTORS, INC.

  **ADDRESS:**  FEDERATED INVESTORS TOWER
  1001 LIBERTY AVENUE
  PITTSBURGH, PA  15222

**Item 2.**  **BOND PERIOD:** From: October 01, 2018  To:  October 01, 2019  at
12:01 A.M. Standard Time at the address of the Named Insured shown above.

**Item 3.**  **LIMIT OF LIABILITY:** $20,000,000 **Excess of $25,000,000 in the Aggregate
of $20,000,000**

**Item 4.**  **SCHEDULE OF PRIMARY UNDERLYING EXCESS POLICIES (HEREIN
COLLECTIVELY THE "UNDERLYING PROGRAM"):**

**Primary Policy (herein "Primary Policy"):**

| Insurer:  Great American Insurance Company | | | | |
|---|---|---|---|---|
| Policy Number | Single Loss Limit | Aggregate Limit | Deductible | Policy Period |
| FS 2062589 08 00 | $25,000,000 | $25,000,000 | $250,000 | 10/01/2018 - 10/01/2019 |

| Insurer:  ACE American Insurance Company | | | |
|---|---|---|---|
| Policy Number | Single Loss Limit | Aggregate Limit | Policy Period |
| DOX G24581718 009 | $10,000,000 part of $20,000,000 | $10,000,000 part of $20,000,000 | 10/01/2018 - 10/01/2019 |

63674 (10/95)                    1

**ITEM 5.**      The liability of the Underwriter is subject to the terms of the following riders attached hereto: #1, #2, #3, #4, #5, #6, #7, #8, #9, #10

**ITEM 6.**      The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No (s) 01-881-20-54 such termination or cancellation to be effective as of the time this bond becomes effective.

**ITEM 7.**      PREMIUM: $15,770 part of $31,540

**IN WITNESS WHEREOF,** the **Insurer** has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.



**PRESIDENT**
National Union Fire Insurance
Company of Pittsburgh, Pa.

**SECRETARY**
National Union Fire Insurance
Company of Pittsburgh, Pa.



**AUTHORIZED REPRESENTATIVE**

| COUNTERSIGNED AT | DATE | COUNTERSIGNATURE |
|---|---|---|

*MARSH USA INC.*
*1166 AVENUE OF THE AMERICAS*
*NEW YORK, NY 10036-3712*

*7273193*

63674 (10/95)                    3



## National Union Fire Insurance Company of Pittsburgh, Pa.®

A capital stock company

### FOLLOW FORM BOND

Various provisions in this bond restrict coverage. Read the entire bond carefully to determine rights, duties and what is and is not covered.

Throughout this bond, the words "you" and "your" refer to the Named Insured as shown in Item 1 of the Declarations. The words "we", "us" and "our" refer to the Company providing this Bond.

In consideration of the payment of the premium and in reliance upon the statements in the Declarations and in the Application, we agree with you to provide coverage as follows:

### INSURING AGREEMENT

I.  **Coverage**

    A.    We will pay on your behalf the Ultimate Net Loss in excess of the Underlying Bond as shown in Item 4 of the Declarations, but only up to an amount not exceeding our Limit of Liability as in Item 3 of the Declarations and only after the issuers of the Underlying Bond have paid or have been held liable to pay the full amount of limits of liability of the Underlying Bond. Except for the terms, definitions, conditions and exclusions of this bond, the coverage provided by this bond shall follow the terms, definitions, conditions and exclusions of the Underlying Bond as shown in Item 4 of the Declarations.

    B.    The Limit of Liability shown in Item 3 of the Declarations states the most we will pay regardless of the number of Insureds, claims made or suits brought or persons, organizations making claims or bringing suits.

II.  **Definition**

    A.    Ultimate Net Loss

    The term "Ultimate Net Loss" means the amount payable in settlement of the loss of the Insured after making deductions for all recoveries and for other valid and collectible Bonds, except however the Underlying Bond shown in Item 4 of the Declarations.

III.  **Conditions**

    A.    Maintenance of Limit of Liability of Underlying Bond

    The limit of liability of the Underlying Bond shall be maintained in full force and effect during the period of this bond. Under no circumstances, including but not limited to bankruptcy, insolvency or inability to pay at the issue of the Underlying Bond, will we drop down and replace the Underlying Bond or assume any obligation of the Underlying Bond.

    If you fail to comply with this requirement, we will only be liable to the same extent that we would have been had you fully complied with this requirement.

    B.    Cancellation

        1.    You may cancel this bond. You must mail or deliver advance written notice to us stating when the cancellation is to take effect.

2.  We may cancel this bond. If we cancel because of non-payment of premium, we must mail or deliver to you not less than ten- (10) days advance written notice stating when the cancellation is to take effect. If we cancel for any other reason, we must mail or deliver to you not less than thirty- (30) days advance written notice stating when the cancellation is to take effect. Mailing that notice to you at your mailing address shown in Item 1 of the Declarations will be sufficient to prove notice.

3.  The bond period will end on the day and hour stated in the cancellation notice.

4.  If we cancel, earned premium will be calculated pro rata based on the time this bond was in force.

5.  If you cancel, earned premium will be calculated based on short rate tables.

6.  The first Named Insured in Item 1 of the Declarations shall act on behalf of all other Insureds with respect to the giving and receiving of notice of cancellation and the receipt of any refund that may become payable under this bond.

7.  Any of these provisions that conflict with a law that controls the cancellation of the insurance in this bond is changed by this statement to comply with that law.

C.  Cancellation of Underlying Insurance Bond

This bond is canceled upon cancellation of the Underlying Bond. You must promptly notify us of the cancellation of the Underlying Bond. Such notice must be made when you send a notice of cancellation of the Underlying Bond to, or when you receive such notice from, the issuer of the Underlying Bond.

D.  Changes to Underlying Bond

You must promptly notify us of any changes to the Underlying Bond which are made after its inception. Any changes made to the Underlying Bond after its inception shall not affect the terms and conditions of this bond, which shall continue to apply as though no change had been made to the Underlying Bond.

E.  Notice of Claim or Loss

You must notify us in writing as soon as practicable when you become aware of any claim or loss under the Underlying Bond or any bond which may give rise to any claim or loss under this bond.

F.  Payment of Premium

The first named Insured shown in Item 1 of the Declarations shall be responsible for payment of all premiums when due.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.



_____
PRESIDENT



_____
AUTHORIZED REPRESENTATIVE

_____
SECRETARY

This endorsement, effective *12:01 am*     *October 1, 2018*        forms a part of
policy number    *01-960-75-82*
issued to *FEDERATED INVESTORS, INC.*

by      *National Union Fire Insurance Company of Pittsburgh, Pa.*

**PENNSYLVANIA AMENDATORY ENDORSEMENT**

Wherever used in this endorsement: 1) "Insurer" means the insurance company which issued this policy; and 2) "named Insured" and "Insured" mean the Named Corporation, Named Entity, Named Organization, Named Sponsor, Named Insured, or Insured stated in the declarations page.

The following is added and supercedes any provision to the contrary:

Cancellation/Nonrenewal

Canceling a policy midterm is prohibited except if:

1)    A condition material to insurability has changed substantially;

2)    Loss of reinsurance or a substantial decrease in reinsurance has occurred;

3)    Material misrepresentation by the Insured;

4)    Policy was obtained through fraud;

5)    The Insured has failed to pay a premium when due;

6)    The Insured has requested cancellation;

7)    Material failure to comply with terms;

8)    Other reasons that the commissioner may approve.

Notice Requirements for Midterm Cancellation and Nonrenewal

Notice shall be mailed by registered or first class mail by the Insurer directly to the named Insured. Written notice will be forwarded directly to the named Insured at least sixty (60) days in advance of the termination date unless one or more of the following exists:

1)    The Insured has made a material misrepresentation which affects the insurability of the risk, in which case the prescribed written notice of cancellation shall be forwarded directly to the named Insured at least fifteen (15) days in advance of the effective date of termination.

2)    The Insured has failed to pay a premium when due, whether the premium is payable directly to the Insurer or its agents or indirectly under a premium finance plan or extension of credit, in which case the prescribed written notice of cancellation shall be forwarded directly to the named insured at least fifteen (15) days in advance of the effective date of termination.

3)    The policy was cancelled by the named Insured, in which case written notice of cancellation shall not be required and coverage shall be terminated on the date requested by the Insured. Nothing in these three sections shall restrict the Insurer's right to rescind an insurance policy ab initio upon discovery that

**END 001**

52165 (5/08)                              Page 1 of 2

the policy was obtained through fraudulent statements, omissions or concealment of fact material to the acceptance of the risk or to the hazard assumed by the Insurer.

The notice shall be clearly labeled "Notice of Cancellation" or "Notice of Nonrenewal". A midterm cancellation or nonrenewal notice shall state the specific reasons for the cancellation or nonrenewal. The reasons shall identify the condition or loss experience which caused the midterm cancellation or nonrenewal. The notice shall provide sufficient information or data for the Insured to correct the deficiency.

A midterm cancellation or nonrenewal notice shall state that, at the Insured's request, the Insurer shall provide loss information to the Insured for at least three years or the period of time during which the Insurer has provided coverage to the Insured, whichever is less. Loss information on the Insured shall consist of the following:

1) Information on closed claims, including date and description of occurrence, and amount of payments, if any;

2) Information on open claims, including date and description of occurrence, amount of payment, if any, and amount of reserves, if any;

3) Information on notices of occurrence, including date and description of occurrence and amount of reserves, if any.

The Insured's written request for loss information must be made within ten (10) days of the Insured's receipt of the midterm cancellation or nonrenewal notice. The Insurer shall have thirty (30) days from the date of receipt of the Insured's written request to provide the requested information.

### Notice of Increase in Premium

The Insurer shall provide not less than thirty (30) days notice to the Insured of an increase in renewal premium. The notice of renewal premium increase will be mailed or delivered to the Insured's last known address. If notice is mailed, it will be by registered or first class mail.

### Return of Unearned Premium

Cancellation Initiated By Insurer - Unearned premium must be returned to the Insured not later than ten (10) business days after the effective date of termination.

Cancellation Initiated by Insured - Unearned premium must be returned to the Insured not later than thirty (30) days after the effective date of termination.

**ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.**



_____
AUTHORIZED REPRESENTATIVE

*END 001*

52165 (5/08)                    Page 2 of 2

This rider, effective      _12:01 am_      _October 1, 2018_      forms a part of
bond number   _01-960-75-82_
issued to   _FEDERATED INVESTORS, INC._

by    _National Union Fire Insurance Company of Pittsburgh, Pa._

### RELIANCE UPON OTHER CARRIER'S APPLICATION

In granting coverage under this policy, it is agreed that the **Insurer** has relied upon the statements and representations contained in the below referenced application (including materials submitted thereto and, if such application is a renewal application, all such previous policy applications, and their attachments and materials, for which this policy is a renewal or succeeds in time) as being accurate and complete. It is further understood and agreed that the **Organization** and the **Insureds** warrant and represent to the **Insurer** that the statements and representations made in such application were accurate on the date such representations and statement were so given and that in connection therewith the **Insureds** hereby reaffirm each and every statement made in our application to Great American Insurance Group as accurate as of June 25, 2018 as if it was made to the **Insurer** on such date. All such statements and representations shall be deemed to be material to the risk assumed by the **Insurer**, are the basis of this policy and are to be considered as incorporated into this policy.

#### TYPE OF POLICY APPLICATION

Investment Company Bond Application

#### CARRIER

Great American Insurance Company

#### DATE SIGNED

06/25/2018

**ALL OTHER TERMS, CONDITIONS AND LIMITATIONS REMAIN UNCHANGED.**

_____
AUTHORIZED REPRESENTATIVE

MNSCPT            **_RIDER 2_**

<u>RIDER# 3</u>

This rider, effective          *12:01 am*          *October 1, 2018*          forms a part of
bond number   *01-960-75-82*
issued to   *FEDERATED INVESTORS, INC.*

by      *National Union Fire Insurance Company of Pittsburgh, Pa.*

### DROP DOWN RIDER

It is agreed that:

1.     It is a condition of the attached bond that the underlying bond(s) shall be maintained in full effect in the amount of **$25,000,000** during the period of the attached bond except for any reduction in the Aggregate Limit(s) of Liability contained therein solely by payment of claims.

2.     If, by reason of the payment of any claim or claims, by Underwriters during the period of the attached bond which reduces the Aggregate Limit(s) of Liability of the underlying bond, the attached bond shall apply excess of the reduced Aggregate Limit(s) of Liability of the underlying bond. In the event of the exhaustion of the underlying limit(s), the attached bond shall continue in force as primary insurance, and the Deductible set forth in the Schedule of the primary bond shall apply to the attached bond.

3.     However, in the event of any reinstatement of the underlying Aggregate Limit(s) of Liability, the attached bond shall apply as excess of the reinstated underlying Aggregate Limit(s) of Liability.

4.     Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.



_____
AUTHORIZED REPRESENTATIVE

MNSCPT                                       *RIDER 3*

This endorsement, effective *12:01 am*     *October 1, 2018*        forms a part of
policy number    *01-960-75-82*
issued to *FEDERATED INVESTORS, INC.*


by     *National Union Fire Insurance Company of Pittsburgh, Pa.*

## NOTICE OF CLAIM
### (REPORTING BY E-MAIL)

In consideration of the premium charged, it is hereby understood and agreed as follows:

1. *Email Reporting of Claims*: In addition to the postal address set forth for any Notice of Claim Reporting under this policy, such notice may also be given in writing pursuant to the policy's other terms and conditions to the Insurer by email at the following email address:

   c-claim@AIG.com

   Your email must reference the policy number for this policy. The date of the Insurer's receipt of the emailed notice shall constitute the date of notice.

   In addition to Notice of Claim Reporting via email, notice may also be given to the Insurer by mailing such notice to: AIG, Financial Lines Claims, P.O. Box 25947, Shawnee Mission, KS 66225 or faxing such notice to (866) 227-1750.

2. *Definitions*: For this endorsement only, the following definitions shall apply:

   (a)  "Insurer" means the "Insurer," "Underwriter" or "Company" or other name specifically ascribed in this policy as the insurance company or underwriter for this policy.

   (b)  "Notice of Claim Reporting" means "notice of claim/circumstance," "notice of loss" or other reference in the policy designated for reporting of claims, loss or occurrences or situations that may give rise or result in loss under this policy.

   (c)  "Policy" means the policy, bond or other insurance product to which this endorsement is attached.

3. This endorsement does not apply to any Kidnap & Ransom/Extortion Coverage Section, if any, provided by this policy.


ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



AUTHORIZED REPRESENTATIVE

*END 004*

**RIDER#** 5

This rider, effective at *12:01 am*    *October 1, 2018*     forms a part of
Bond number *01-960-75-82*
Issued to: *FEDERATED INVESTORS, INC.*

By: *National Union Fire Insurance Company of Pittsburgh, Pa.*

**PROTECTED INFORMATION EXCLUSION**

This rider modifies insurance provided under the following:

BROKER-DEALER GUARD BOND
CREDIT UNION FINANCIAL INSTITUTION FIDELITY BOND
FINANCIAL INSTITUTIONS BOND, STANDARD FORM 14
FINANCIAL INSTITUTIONS BOND, STANDARD FORM 15
FINANCIAL INSTITUTIONS BOND, STANDARD FORM 24
FINANCIAL INSTITUTIONS BOND, STANDARD FORM 25
FOLLOW FORM BOND (EXCESS OVER A FIDELITY BOND)
INVESTMENT COMPANY BLANKET BOND

It is agreed that:

1. Coverage shall not apply to any loss resulting directly or indirectly from the: (a) theft, disappearance or destruction of; (b) unauthorized use or disclosure of; (c) unauthorized access to; or (d) failure to protect any:

   (i) confidential or non-public; or

   (ii) personal or personally identifiable;

   information that any person or entity has a duty to protect under any law, rule or regulation, any agreement or any industry guideline or standard.

   This exclusion shall not apply to the extent that any unauthorized use or disclosure of a password enables a theft by an Employee of the Insured of money, securities or tangible property of the Insured or that the Insured is holding for a third party; provided, however, this exception shall not apply to the extent that such unauthorized use or disclosure of a password enables a theft of or disclosure of information.

2. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.



AUTHORIZED REPRESENTATIVE

***END 005***

113011 (10/12)                    

This rider, effective _12:01 am_ _October 1, 2018_ forms a part of
bond number _01-960-75-82_
issued to _FEDERATED INVESTORS, INC._

by _National Union Fire Insurance Company of Pittsburgh, Pa._

## CO-SURETY RIDER

It is agreed that:

1.  The term "Underwriter" as used in the attached bond shall be construed to mean, unless otherwise specified in the rider, all of the Companies executing the attached bond,

2.  Each of said companies shall be liable only for such proportion of any Single Loss under the attached bond as the amount underwritten by such Company as specified in the Schedule forming a part hereof, bears to the Aggregate Limits of Liability of the attached bond, but in no event shall any of said Companies be liable for an amount greater than that underwritten by it.

3.  In the absence of a request from any of said Companies to pay premium directly to it, premiums for the attached bond may be paid to the Controlling Company for the account of all said companies.

4.  In the absence of a request from any of said Companies that notice of claim and proof of loss be given to or filed directly with it, the giving of such notice to and the filing of such proof with, the Controlling Company shall be deemed to be in compliance with the conditions of the attached bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.

5.  The Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the attached bond as an entirety or as to any Employee, and any notice so given shall terminate or cancel the liability of all said Companies.

6.  Any Company other than the Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the entire liability of such other Company under the attached bond or as to any Employee.

7.  In the absence of a request from any of said Companies that notice of termination or cancellation by the Insured of the attached bond in its entirety be given to or filed directly with it, the giving of such notice in accordance with the terms of the attached bond to the Controlling Company shall terminate or cancel the liability of all of said Companies as an entirety. The Insured may terminate or cancel the entire liability of any Company, other than the Controlling Company, under the attached bond by giving notice of such termination or cancellation to such other Company, and shall send copy of such notice to the Controlling Company.

*RIDER 6*

This rider, effective    *12:01 am*    *October 1, 2018*    forms a part of
bond number *01-960-75-82*
issued to *FEDERATED INVESTORS, INC.*

by    *National Union Fire Insurance Company of Pittsburgh, Pa.*

8.    In the event of the termination or cancellation of the attached bond as an entirety, no Company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such Company bears to the Aggregate Limit of Liability of the attached bond.

9.    In the event of termination or cancellation of the attached bond as to any Company, such Company alone shall be liable to the insured for any return premium due the Insured on account of such termination or cancellation. The termination or cancellation of the attached bond as to any Company other than the Controlling Company shall not terminate or cancel or otherwise affect the liability of the other Companies under the attached bond.

Controlling Company

Underwritten for the sum of $10,000,000 part of    National Union Fire
$20,000,000 Single Loss Limit of Liability/Aggregate    Insurance Company of
Pittsburgh, Pa.

By: _____
Authorized Representative

Underwritten for the sum of $10,000,000 part of    ACE American Insurance
$20,000,000 Single Loss Limit of Liability/Aggregate    Company

By _____
Authorized Representative

_____
AUTHORIZED REPRESENTATIVE

*RIDER 6*

MNSCPT

**ENDORSEMENT# 7**

This rider, effective at *12:01 am     October 1, 2018*     forms a part of
Bond number     *01-960-75-82*
Issued to: *FEDERATED INVESTORS, INC.*

By:     *National Union Fire Insurance Company of Pittsburgh, Pa.*

## INDIRECT OR CONSEQUENTIAL LOSS EXCLUSION

This rider modifies insurance provided under the following:

BROKER-DEALER GUARD BOND
CREDIT UNION FINANCIAL INSTITUTION FIDELITY BOND
FOLLOW FORM BOND (EXCESS OVER A FIDELITY BOND)
INVESTMENT COMPANY BLANKET BOND

It is agreed that:
1. This bond shall not cover any indirect or any consequential loss of any nature including, but not limited to fines, penalties, multiple or punitive damages.

2. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.



_____
AUTHORIZED REPRESENTATIVE

*END 007*

113022 (10/12)                     Page 1 of 1

<u>**ENDORSEMENT#**</u> *8*

This endorsement, effective at *12:01 am    October 1, 2018*    forms a part of
Policy number *01-960-75-82*
Issued to: *FEDERATED INVESTORS, INC.*

By: *National Union Fire Insurance Company of Pittsburgh, Pa.*

Product Name: *Follow Form Bond*

## ECONOMIC SANCTIONS ENDORSEMENT

*This endorsement modifies insurance provided under the following:*

Coverage shall only be provided and payment of loss under this policy shall only be made in full compliance with enforceable United Nations economic and trade sanctions and the trade and economic sanction laws or regulations of the European Union and the United States of America, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC").

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



---

AUTHORIZED REPRESENTATIVE

*END 008*

119679 (9/15)                     Page 1 of 1

**RIDER#  9**

This rider, effective     *12:01 am*     *October 1, 2018*     forms a part of
bond number   *01-960-75-82*
issued to   *FEDERATED INVESTORS, INC.*

by    *National Union Fire Insurance Company of Pittsburgh, Pa.*

## STATE AMENDATORY INCONSISTENT

In consideration of the premium charged, it is hereby understood and agreed as follows:

1. In the event that there is an inconsistency between any: (a) state amendatory attached to this policy, or any other wording attached to this policy to comply with applicable law; and (b) any other term, condition or limitation of this policy; then, to the extent permitted by law, subject to the limitations below, the Insurer will resolve the inconsistency by applying the terms, conditions or limitations that are more favorable to the policyholder.

2. This endorsement shall not apply to the extent that: (a) any state amendatory or other wording expressly limits coverage in order to comply with applicable law, or (b) any such amendatory or other compliance wording amends language applicable to premium. In such events, the state amendatory or other compliance wording will govern over any other term, condition or limitation of the policy.

3. "Policyholder" means the first Named Entity, Named Organization, Named Corporation, Named Sponsor, Named Insured or other policyholder designated in Item 1 of the Declarations of this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



AUTHORIZED REPRESENTATIVE

94039 (05/07)

*RIDER 9*

This endorsement, effective *12:01 am*    *October 1, 2018*        forms a part of
policy number   *01-960-75-82*
issued to *FEDERATED INVESTORS, INC.*

by    *National Union Fire Insurance Company of Pittsburgh, Pa.*

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

| FORM NUMBER | EDITION DATE | FORM TITLE |
|---|---|---|
| 63674 | 10/95 | FOLLOW FORM BOND - DEC-PAGE |
| 63675 | 10/95 | FOLLOW FORM BOND - GUTS |
| 52165 | 05/08 | PENNSYLVANIA AMENDATORY ENDORSEMENT CANCELLATION/NONRENEWAL |
| MNSCPT | | RELIANCE UPON OTHER CARRIER'S APPLICATION |
| MNSCPT | | DROP DOWN RIDER |
| 99758 | 08/08 | NOTICE OF CLAIM (REPORTING BY E-MAIL) |
| 113011 | 10/12 | PROTECTED INFORMATION EXCLUSION |
| MNSCPT | | CO-SURETY RIDER |
| 113022 | 10/12 | INDIRECT OR CONSEQUENTIAL LOSS EXCLUSION |
| 119679 | 09/15 | ECONOMIC SANCTIONS ENDORSEMENT |
| 94039 | 05/07 | STATE AMENDATORY INCONSISTENT |
| 78859 | 10/01 | FORMS INDEX ENDORSEMENT |

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



                                  AUTHORIZED REPRESENTATIVE



# CLAIM REPORTING FORM

Issuing Company: *National Union Fire Insurance Company of Pittsburgh, Pa.*

Reported under Policy/Bond Number: _01-960-75-82_          Date: _____

Type of Coverage: D&O _____ E&O _____ Fidelity _____ (complete the Fidelity Supplemental on the next page)

Insured's Name, as given on Policy Declarations (Face Page):

*FEDERATED INVESTORS, INC.*

Contact Person: _____

Title: _____

Phone: _(_____)_____ - _____Ext_____

eMail: _____ @ _____

Case or Claimant Name: _____

If the party involved is different from "Insured" Name (as given on Policy Declarations) state relationship:

Insurance Broker/Agent: *MARSH USA INC.*

Address: *1166 AVENUE OF THE AMERICAS, NEW YORK, NY 10036-3712*

Address:_____

Contact: *TIMOTHY MOLINEUX*          Phone:_____

eMail: *Timothy.R.Molineux@marsh.com*

Send Notice of Claims to:     AIG                           Phone: (888) 602-5246
                              Financial Lines Claims        Fax:   (866) 227-1750
                              P.O. Box 25947                Email: c-Claim@AIG.com
                              Shawnee Mission, KS 66225



## CLAIM REPORTING FORM
## FIDELITY SUPPLEMENTAL
**(Only complete this supplemental if the Claim is being reported under Fidelity Coverage)**

Issuing Company: *National Union Fire Insurance Company of Pittsburgh, Pa.*

Reported under Policy/Bond Number: **01-960-75-82**

Date of Discovery: _____ Estimated Amount of loss: _____

Cause of Loss:

| | | | |
|---|---|---|---|
| Employee Dishonesty | _____ | Computer Fraud | _____ |
| Funds Transfer | _____ | Robbery/Burglary | _____ |
| ID Theft | _____ | Forgery | _____ |
| Client Property | _____ | In Transit | _____ |
| ERISA | _____ | Credit Card Forgery | _____ |
| Other | _____ | if Other, describe: | _____ |

Send Notice Of Claims To:    AIG               Phone:  (888) 602- 5246

Financial Lines Claims     Fax:     (866) 227- 1750

P.O. Box 25947              Email:  c- Claim@AIG.com

Shawnee Mission, KS 66225

*centralized Customer Link and Information Management*

MINUTES OF THE MEETING
HELD SEPTEMBER 24, 2018
OF THE EXECUTIVE COMMITTEE OF THE FEDERATED FUNDS (the "Funds")
(refer to attachment for list of fund names)

A telephonic meeting of the Executive Committee (the "Committee") of the Federated

Funds commenced at 11:00 A.M. on Monday, September 24, 2018. Present were all members

of the Committee, J. Christopher Donahue, John T. Collins and John S. Walsh. Also present

were the following:

Thomas R. Donahue, Director, Chief Financial Officer and Treasurer, Federated Investors, Inc. ("Federated");

Kylie A. Forsyth, Senior Paralegal, Federated Legal Department;

Thomas A. Early, Counsel, Goodwin Procter LLP;

Peter J. Germain, General Counsel, Chief Legal Officer, and Executive Vice President, Federated and the Funds;

Raymond Hanley, President, Federated Investors Management Company; and

Michelle L. McArdle, Insurance Risk Manager, Federated.


Mr. J. Christopher Donahue presided as Chairman, and the proceedings were recorded

by Ms. Kylie A. Forsyth.

Ms. Michelle McArdle stated that the existing insurance policies maintained for the

Funds include: (a) Federated's Blended Policy, which includes Mutual Fund Directors and

Officers and Errors and Omissions ("D&O/E&O") coverage; (b) the Mutual Fund Directors

and Officers "Side-A" Policy ("Side-A Policy"), which insures the Fund Directors and

Officers; and (c) Investment Company Asset Protection Bond ("Fidelity Bond" or "ICAP

Bond"), which insures the Funds.

Ms. McArdle reminded the Committee of discussions regarding insurance coverage with the full Board during the General Session Meetings held in August 2018. She then reviewed the new Blended Policy structure, noting that it remains the same as in 2017. She also noted that the overall coverage amounts are the same.

Ms. McArdle next discussed policy changes. She noted that the annual Blended Policy review identified 45 enhancements, wording clarification, and policy clean-up items which were submitted to Endurance/Sompo for consideration, of which 24 were granted. She referred to Attachment 2 which outlines 7 of the most material/significant enhancements. In response to a question, Mr. Hanley noted that each enhancement has a positive impact in the policy in its own way, but he highlighted that the coverage for Outside Director Liability in excess of Hermes dedicated insurance program and Hermes' obligation to indemnify directors will be provided at no extra cost. Mr. Hanley also noted that the Blended Policy was a so-called 'Manuscript Policy,' which means that it is customized to Federated's business needs and that, annually, Federated looks to further enhance the policy as part of the renewal process. In response to another question regarding whether there are any outstanding issues that are causing Federated to come close to its limits, Mr. Hanley stated that there are not. He did note that the SEC claim is still active, but this claim is not close to the retention amount.

Ms. McArdle went on to review the Federated Funds' Premium Comparisons. She discussed the chart in the Meeting Materials that reflects the difference between the new premiums and the expiring premiums. She stated that the premium for the Blended Policy increased by .8% due to market conditions and claim activity, the Side-A Policy premium remained flat, and the ICAP Bond premium increased by approximately $100 due to a math error by ACE in 2017 that was corrected for the 2018 renewal. She also reviewed

Fund/Operating Company premium allocations, noting that no changes to the allocation

percentages were proposed, with the Funds paying 35% and the Operating Companies paying

65%.

She then reviewed the claims paying ratings of the multiple insurers as depicted on a

chart provided to the Committee in the Meeting Materials, which, she stated, were the same as

in the presentation to the Board in August 2018 by Mr. Hanley. In response to a question, Ms.

McArdle stated that Federated has been utilizing Marsh as a broker for over 10 years, and the

last time this use was formally reviewed in an RFP process was approximately 7 years ago.

Mr. Hanley commented that Federated has since considered reviewing other brokers, but due to

the global nature of Federated's business, other broker options are limited. He added that

Federated is satisfied with utilizing Marsh because of the cost savings that Marsh has produced

for Federated and because Marsh partakes in an effective annual exercise to market and

improve the program.

After full discussion, on motion duly made and seconded, the Committee of the Funds

individually, and unanimously

> RESOLVED, that the Committee hereby approves the acquisition of the joint Fidelity Bond for the period from October 1, 2018 through September 30, 2019, bonding the Officers, Directors, Employees, and Agents of the Funds against larceny and embezzlement, in the non-aggregated amount of $45,000,000;

> FURTHER RESOLVED, that the Committee hereby approves the acquisition of the D&O/E&O policies for the period from October 1, 2018, through September 30, 2019, in the aggregate amount of $60,000,000;

> FURTHER RESOLVED, that the Committee hereby approves the Mutual Fund Directors and Officers "Side A" insurance coverage to insure the Funds' directors and officers against unindemnified claims in the aggregate amount of $25,000,000 for the period commencing October 1, 2018 through September 30, 2019; and

FURTHER RESOLVED, that the Funds' administrator, Federated Administrative Services, is hereby directed and authorized to bind coverage on behalf of the Funds, their directors and officers, for the combination of insurance coverages reviewed with the full Board at its last regular meeting and the current Executive Committee meeting.

There being no further business to come before the Committee, the meeting was thereupon duly adjourned.

_____
J. Christopher Donahue
Acting Chairman

**Federated Adjustable Rate Securities Fund**

**Federated Adviser Series**

**Federated Core Trust**

**Federated Core Trust III**

**Federated Equity Funds**

**Federated Equity Income Fund, Inc.**

**Federated Fixed Income Securities, Inc.**

**Federated Global Allocation Fund**

**Federated Government Income Securities, Inc.**

**Federated Government Income Trust**

**Federated High Income Bond Fund, Inc.**

**Federated High Yield Trust**

**Federated Income Securities Trust**

**Federated Index Trust**

**Federated Institutional Trust**

**Federated Insurance Series**

**Federated International Series, Inc.**

**Federated Investment Series Funds, Inc.**

**Federated MDT Series**

**Federated Managed Pool Series**

**Federated Municipal Bond Fund, Inc.**

**Federated Municipal Securities Income Trust**

**Federated Premier Municipal Income Fund**

**Federated Project and Trade Finance Tender Fund**

**Federated Short-Intermediate Duration Municipal Trust**

**Federated Total Return Government Bond Fund**

**Federated Total Return Series, Inc.**

**Federated U.S. Government Securities Fund:  1-3 Years**

**Federated U.S. Government Securities Fund:  2-5 Years**

**Federated World Investment Series, Inc.**

**Intermediate Municipal Trust**

**Money Market Obligations Trust**

## REVIEW INSURANCE

Mr. Raymond J. Hanley discussed the renewal of the Mutual Fund Directors and Officers/Errors and Omissions ("D&O/E&O") Policy, the Mutual Fund Directors & Officers "Side-A" Policy ("Side-A Policy") and the Funds' Investment Company Asset Protection Bond ("ICAP Bond"), noting that Federated is currently working with its insurance broker, Marsh USA Inc. ("Marsh"), to renew these policies on October 1, 2018. He also discussed the Hermes insurance program. In response to a question, Mr. Hanley noted that Hermes will maintain separate insurance coverage. Pending insurer approval, Federated employees serving on Hermes Board of Directors will have coverage under the Federated program only in the event that if Hermes' insurance policy is exhausted and Hermes is unable to otherwise meet its requirement to indemnify directors. He reviewed the current program structure, noting that D&O/E&O coverage is provided as part of an Executive Risk Policy ("Blended Policy") purchased by Federated. He also reviewed the current limit and the types of claims to which the limit is available. Mr. Hanley noted that the Directors and Officers of the Funds are also afforded an additional $25 million in D&O coverage under the Side-A Policy. He noted that the Blended Policy's current premium is $1,582,663, which is allocated between Federated's operating companies (65%) and Federated Funds (35%). He next reviewed the ICAP Bond coverage, noting that it carries a limit of $45 million and is underwritten by Great American Insurance Company and others. He then referred the Board to a chart, provided in the Meeting Materials, depicting the current structure, insurers and cost of Federated's D&O/E&O Policy, Side-A Policy and ICAP Bond.

Mr. Hanley next discussed the renewal strategy for the policies. He noted that the primary Blended program has been with Sompo/Endurance since 2015 and, pending the renewal quote, the intent is not to market the primary Blended program. He further noted that

Federated's objective, in consultation with Marsh, is to maintain the current Blended and D&O "Side A" program structure with respect to the limit of liability and deductibles. Mr. Hanley stated that the ICAP Bond program limit was reduced last year from $50 million to $45 million due to the coverage cushion being close to 20%, and that this reduction in limit brought the coverage cushion to 10.78% with the renewal premium to remain flat.

Mr. Hanley reported that Marsh and Reed Smith conducted a review of Federated's Blended Policy and identified potential policy enhancements, and a final list will be submitted to Endurance. He stated that policy enhancements that are adopted by Federated's insurers and that have a material impact to the Funds' coverage will be communicated to the Executive Committee in advance of its September meeting and to the Board at the November Board Meeting.

Mr. Hanley next addressed the renewal timeline as outlined in the board memorandum included in the Meeting Materials. He said that the target date for determining the program terms is mid-September.

Mr. Hanley stated that the Board is being asked to: (i) determine that each Fund's participation in the D&O/E&O Policy, Side-A Policy and ICAP Bond, is in the best interests of the Funds; (ii) authorize the procurement of insurance for the Funds in the amount described in the Meeting Materials; and (iii) delegate to the Funds' Executive Committee the authority to approve the carriers, and to authorize Ms. Michelle L. McArdle to bind the D&O/E&O Policy, Side-A Policy and ICAP Bond coverages at the best price and terms available. It was noted that action regarding this item would be taken following review and discussion by the Independent Directors/Trustees, the Executive Committee will finalize the terms, and that the final terms of the coverages and allocation of the premiums among the joint insurers would be ratified during

the November 2018 Board Meetings.  He also provided an update on cyber liability, noting that

Federated will continue to monitor it.

## REVIEW INSURANCE

RESOLVED,  that the Board, including a majority of the Independent Trustees, hereby: determines that each Fund's participation in the D&O/E&O Policy, Side-A Policy and ICAP Bond is in the best interests of the Fund; authorizes the procurement of insurance for the Funds in the amount described in the materials provided to the Board; and delegates to the Executive Committee the authority to approve the carriers and authorizes Raymond Hanley and Michelle L. McArdle to bind the D&O/E&O Policy, Side-A Policy and ICAP Bond coverages at the best price and terms available for the Funds, as determined by the Executive Committee.

**FEDERATED INVESTORS, INC.**
**FIDELITY BOND COVERAGE REVIEW - FEDERATED FUNDS**
<span style="color:red">November 30, 2018</span>

| Fund | Monthly Average Net Assets | Gross Assets (Assets & Liabilities*) | Required Coverage by Investment Co. | Total ANA by Investment Co. |
|---|---|---|---|---|
| **Federated Adjustable Rate Securities Fund** | | | | |
| FARSF | $150,924,453 | | | |
| | | $154,554,942 | $600,000 | $151,524,453 |
| **Federated Core Trust** | | | | |
| HYCORE | $1,776,962,787 | | | |
| BLCORE | $1,001,431,519 | | | |
| EMCOR | $768,349,800 | | | |
| MBCORE | $2,711,447,272 | | | |
| | | $6,388,098,205 | $2,500,000 | $6,262,841,378 |
| | | | | |
| MBCORE is a Blended Fund and its assets are also counted in participating Federated Funds | | | | |
| | | | | |
| **Federated Core Trust III** | | | | |
| FPTFF | $597,332,807 | | | |
| | | $610,197,464 | $900,000 | $598,232,807 |
| **Federated Equity Funds** | | | | |
| FKLCF | $3,174,125,293 | | | |
| FMMGF | $447,631,791 | | | |
| FKAUF | $6,024,171,464 | | | |
| FKSCF | $1,624,139,953 | | | |
| FISVF | $489,765,310 | | | |
| FCSVF | $458,941,943 | | | |
| FPBF | $184,175,367 | | | |
| FGSVD | $1,894,825 | | | |
| FSVF | $10,631,272,331 | | | |
| FARF | $76,154,062 | | | |
| | | $23,586,757,786 | $2,500,000 | $23,124,272,339 |
| | | | | |
| **Federated Equity Income Fund, Inc.** | | | | |
| FEIF | $1,001,272,519 | | | |
| | | $1,022,572,969 | $1,250,000 | $1,002,522,519 |
| | | | | |
| **Federated Fixed Income Securities, Inc.** | | | | |
| FMUSF | $2,590,916,472 | | | |
| SIF | $602,866,612 | | | |
| | | $3,260,514,746 | $2,100,000 | $3,196,583,084 |
| | | | | |
| **Federated Government Income Securities, Inc.** | | | | |
| GISI | $145,884,905 | | | |
| | | $149,338,103 | $525,000 | $146,409,905 |
| | | | | |
| **Federated High Income Bond Fund, Inc.** | | | | |
| FHIBF | $633,399,529 | | | |
| | | $646,985,520 | $900,000 | $634,299,529 |
| **Federated High Yield Trust** | | | | |
| FHYT | $779,657,408 | | | |
| FEAF | $2,437,448 | | | |
| | | $798,858,753 | $1,000,000 | $783,194,856 |

*ANA multiplied by 102% to approximate gross assets. Liabilities are generally 2% of gross assets.

**FEDERATED INVESTORS, INC.**
**FIDELITY BOND COVERAGE REVIEW - FEDERATED FUNDS**
November 30, 2018

| Fund | Monthly Average Net Assets | Gross Assets (Assets & Liabilities*) | Required Coverage by Investment Co. | Total ANA by Investment Co. |
|---|---|---|---|---|
| **Federated Income Securities Trust** | | | | |
| FRRBF | $39,008,125 | | | |
| FCIF | $1,383,532,061 | | | |
| FUSG | $227,869,714 | | | |
| FMSAF | $1,633,470,824 | | | |
| FRSIF | $1,190,204,138 | | | |
| FICBF | $130,695,214 | | | |
| FSTIF | $1,319,123,225 | | | |
| | | $6,049,240,867 | $2,500,000 | $5,930,628,301 |
| | | | | |
| **Federated Government Income Trust** | | | | |
| FGIT | $290,652,647 | | | |
| | | $297,230,700 | $750,000 | $291,402,647 |
| **Federated Index Trust** | | | | |
| MDCF | $639,971,164 | | | |
| MXCF | $327,926,793 | | | |
| | | $988,938,916 | $1,000,000 | $969,547,957 |
| | | | | |
| **Federated Institutional Trust** | | | | |
| FIHYBF | $6,345,495,836 | | | |
| FGUSF | $805,086,965 | | | |
| FSITRB | $341,609,909 | | | |
| | | $7,646,371,564 | $2,500,000 | $7,496,442,710 |
| | | | | |
| **Federated Insurance Series** | | | | |
| IFHIBF | $159,146,945 | | | |
| IFKAUF | $164,444,634 | | | |
| IFGMF | $97,610,922 | | | |
| IFQBF | $183,177,788 | | | |
| IFMVF | $719,734,480 | | | |
| IFUSG | $118,335,400 | | | |
| | | $1,475,047,673 | $1,250,000 | $1,446,125,170 |
| | | | | |
| **Federated International Series Inc.** | | | | |
| FGTRB | $49,498,526 | | | |
| | | $50,845,497 | $400,000 | $49,848,526 |
| | | | | |
| **Federated Investment Series Fund, Inc.** | | | | |
| FBF | $1,139,259,768 | | | |
| | | $1,163,319,964 | $1,250,000 | $1,140,509,768 |
| | | | | |
| **Federated Managed Pool Series** | | | | |
| FMSP | $97,728,744 | | | |
| FIBSP | $18,154,399 | | | |
| FHYSP | $43,134,564 | | | |
| FIDSP | $80,271,403 | | | |
| FCP | $85,299,089 | | | |
| | | $333,043,462 | $750,000 | $326,513,198 |

**\*ANA multiplied by 102% to approximate gross assets.**  Liabilities are generally 2% of gross assets.

**FEDERATED INVESTORS, INC.**
**FIDELITY BOND COVERAGE REVIEW - FEDERATED FUNDS**
November 30, 2018

| Fund | Monthly Average Net Assets | Gross Assets (Assets & Liabilities*) | Required Coverage by Investment Co. | Total ANA by Investment Co. |
|---|---|---|---|---|
| **Federated MDT Series** | | | | |
| FMACC | $253,638,678 | | | |
| FMBAL | $153,753,175 | | | |
| FMLCG | $105,609,153 | | | |
| FMSCC | $884,094,591 | | | |
| FMSCG | $636,282,342 | | | |
| | | $2,077,895,998 | $1,700,000 | $2,037,152,939 |
| | | | | |
| **Federated Municipal Bond Fund, Inc.** | | | | |
| FMBDF | $316,196,804 | | | |
| | | $323,285,740 | $750,000 | $316,946,804 |
| | | | | |
| **Federated Municipal Securities Income Trust** | | | | |
| FMHYAF | $592,213,363 | | | |
| MIIMT | $83,678,318 | | | |
| OHMIF | $139,300,497 | | | |
| PAMIF | $157,866,240 | | | |
| | | $995,044,087 | $1,000,000 | $975,533,419 |
| | | | | |
| **Federated Project and Trade Finance Tender Fund** | | | | |
| FPTFT | $50,943,419 | | | |
| | | $52,370,287 | $400,000 | $51,343,419 |
| | | | | |
| **Federated Premier Municipal Income Fund** | | | | |
| FPMIF | $279,300,000 | | | |
| | | $285,651,000 | $750,000 | $280,050,000 |
| | | | | |
| **Federated-Short Intermediate Duration Municipal Trust** | | | | |
| FSIDMT | $793,949,992 | | | |
| | | $810,848,992 | $1,000,000 | $794,949,992 |
| | | | | |
| **Federated Global Allocation Fund** | | | | |
| FGALF | $363,346,905 | | | |
| | | $371,378,843 | $750,000 | $364,096,905 |
| | | | | |
| **Federated Adviser Series** | | | | |
| FHEEF | $2,524,103 | | | |
| FMLVF | $1,233,570,418 | | | |
| | | $1,262,218,912 | $1,250,000 | $1,237,469,521 |
| | | | | |
| **Federated Total Return Government Bond Fund** | | | | |
| FTRGBF | $249,347,540 | | | |
| | | $254,946,491 | $750,000 | $249,947,540 |
| | | | | |
| **Federated Total Return Series, Inc.** | | | | |
| FMF | $56,110,816 | | | |
| FTRBF | $7,636,015,884 | | | |
| FUSBF | $3,615,515,751 | | | |
| | | $11,539,099,300 | $2,500,000 | $11,312,842,451 |
| | | | | |
| **Federated U.S. Government Securities Fund: 1-3 Years** | | | | |
| GOV1-3 | $116,524,182 | | | |
| | | $119,390,166 | $525,000 | $117,049,182 |

***ANA multiplied by 102% to approximate gross assets.** Liabilities are generally 2% of gross assets.

**FEDERATED INVESTORS, INC.**
**FIDELITY BOND COVERAGE REVIEW - FEDERATED FUNDS**
**November 30, 2018**

| Fund | Monthly Average Net Assets | Gross Assets (Assets & Liabilities*) | Required Coverage by Investment Co. | Total ANA by Investment Co. |
|---|---|---|---|---|
| **Federated U.S. Government Securities Fund: 2-5 Years** | | | | |
| GOV2-5 | $258,101,539 | | | |
| | | $264,028,569 | $750,000 | $258,851,539 |
| **Federated World Investment Series, Inc.** | | | | |
| FILF | $1,560,342,408 | | | |
| FEMDF | $40,026,821 | | | |
| FISCF | $122,725,415 | | | |
| | | $1,759,979,037 | $1,500,000 | $1,725,469,644 |
| **Intermediate Municipal Trust** | | | | |
| IMT | $72,807,338 | | | |
| | | $74,671,485 | $400,000 | $73,207,338 |
| **Money Market Obligations Trust** | | | | |
| CMCT | $951,541,213 | | | |
| FCRF | $4,241,345,906 | | | |
| FGRF | $8,695,576,320 | | | |
| FTFT | $1,023,548,835 | | | |
| GAMCT | $204,559,361 | | | |
| GOF | $70,882,093,414 | | | |
| GOTMF | $5,641,200,530 | | | |
| MAMCT | $69,199,406 | | | |
| MMM | $49,932,604 | | | |
| MOF | $3,392,122,110 | | | |
| NYMCT | $429,716,606 | | | |
| PAMCT | $89,205,890 | | | |
| PCOF | $15,390,552,097 | | | |
| POF | $13,069,890,304 | | | |
| PVOF | $7,614,783,204 | | | |
| TFOF | $3,869,678,108 | | | |
| TOF | $36,279,127,280 | | | |
| TTO | $1,618,476,168 | | | |
| USTCR | $20,040,843,389 | | | |
| VAMCT | $166,975,532 | | | |
| | | $197,629,251,644 | $2,500,000 | $193,754,168,278 |
| **TOTALS:** | 266,999,753,117.82 | $272,441,977,680 | $39,200,000 | 267,099,978,117.82 |

COVERAGE FOR FEDERATED FUNDS

**Current Coverage:**

$45,000,000

**Coverage Cushion:** 12.89%

$5,800,000

**\*ANA multiplied by 102% to approximate gross assets.** Liabilities are generally 2% of gross assets.

FEDERATED INVESTORS, INC.
FIDELITY BOND COVERAGE REVIEW
November 30, 2018

**Note:** The following funds are not required to maintain Fidelity Bond coverage under Reg. 270.17g-1.

Capital Preservation Fund (CPF)

Edward Jones Money Market Fund (JONES)

Federated International Funds PLC
    FHIAF       Federated High Income Advantage Fund
    FSTGF      Federated Short-Term U.S. Government Securities Fund
    FSTPF      Federated Short-Term U.S. Prime Fund
    FSTTF      Federated Short-Term U.S. Treasury Securities Fund
    FUSTR     Federated U.S. Total Return Bond Fund
    FSVEF      Federated Strategic Value Equity Fund
    FMDTAC   Federated MDT All-Cap U.S. Stock Fund

The LVM Funds, dba: Federated Unit Trust
    LVMEA      Europa-Aktien
    LVMPF      ProFutur
    LVMER     Euro-Renten
    LVMIR     Inter-Renten
    LVMIA     Inter-Aktein
    LVMEK     Euro-Kurzlaufer
    LVMPB     ProBasis

TexPool Separate Account (TXPOOL)
TexPool Prime Separate Account (TXPRIM)

Federated CBO, Ltd. II (Durbiano/Delserone) (FCBOII)

Florida Local Government Investment Pool A Separate Account (LGIPA)

Fort Duquesne CDO 2006, Ltd. (Bauer)

Federated InterContinental Collective Fund (CFFICF)

Federated Prime Cash Collective Investment Fund (PCCIF)

Federated Prime Private Liquidity Fund (FPPLF)

Institutional Fixed Income Fund (IFIF)

International Strategic Value Dividend  (ISVD)

Global Strategic Value Dividend (GSVD)

Federated Clover Non-Registered Funds
    Clover Capital Multi Cap Value Equity Common Fund, LLC
    Clover Capital Mid Cap Value Equity Common Fund, LLC
    Clover Capital Enhanced Small Cap Value Equity Common Fund, LLC
    Clover Capital Core Fixed Income Common Fund, LLC
    Clover Capital Multi Cap Value Equity Fund Group Trust
    Clover Capital Core Fixed Income Fund Group Trust
    Clover Absolute Return Fund, LLC
    Clover MicroMax Fund, LLC
    Clover Focus Series: Income Plus Fund, L.P.

Federated MDTA LLC - Non-Registered Funds
    Optimum Q - Market Neutral LLC

Federated MDT All Cap Core Collective Fund (CFMACC)

Federated  Cash Management Funds
  FSSPF     Federated Short-Term  Sterling Prime Fund
  FSCPF     Federated Sterling Cash Plus Fund
  FPRUP    Federated US Dollar Cash Plus Fund
  FPREP    Federated Euro Cash Plus Fund
  FPRSB    Federated Sterling Short Duration Bond Fund
  FPRUB    Federated US Dollar Short Duration Bond Fund
  FPREB    Federated Euro Short Duration Bond Fund

Federated Short-Term Daily U.S. Dollar Fund, LTD (FSTDDF)

Federated Strategic Value - US Equity Dividend Fund (FUSVF)

Massachusetts Government Funds
  MACP    MMDT Cash Portfolio
  MAST    MMDT Short Term Bond Portfolio

**Note**:  The following maintain their own Fidelity Bond coverage.
    U.S. Trust Company of New York/Excelsior Funds